

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 22, 2017

<u>Via E-Mail</u>
Jose A. Bayardo
Senior Vice President and Chief Financial Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Dr.
Houston, TX 77036

> **Re: National Oilwell Varco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-12317**

Dear Mr. Bayardo:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. In your letter to us dated July 2, 2014, you discussed contacts with Syria. As you are aware, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. You do not provide disclosure about Syria in your Form 20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since your 2014 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. You should describe any services, technology, products, equipment or components you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Syria or entities that it controls.

2. Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director